UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM New York City time on November 17, 2025) The undersigned registered holder of American Depositary Shares (“Shares”) of Elevra Lithium Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Share(s) registered in the name of the undersigned on the books of the Depositary as of the close of business October 21, 2025 at the Annual General Meeting of the Shareholders of Elevra Lithium Limited to be held on November 21, 2025, in respect of the resolutions specified on the reverse NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions. 2. Investors may attend the meeting virtually via the online platform: https://meetnow.global/MVKJADK 3. Please be advised that ADS Holders will not be able to vote in-person at the meeting and will need to return their completed proxy card prior to the listed cutoff date. To view the Notice of Meeting and Explanatory Notes, please visit: https://api.investi.com.au/api/announcements/elv/5db8340e-d8b.pdf Elevra Lithium Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Elevra Lithium Limited Annual General Meeting of Shareholders For Holders of American Depositary Shares as of October 21, 2025 Friday, November 21, 2025 10:30 am (AEST/Brisbane time) Capri by Fraser, 80 Albert Street, Brisbane Queensland BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM New York City time on November 17, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Elevra Lithium Limited Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. Adoption of Remuneration Report #P1# #P1# #P1# 2. Election of Director - Dawne Hickton #P2# #P2# #P2# 3. Election of Director - Jeffrey Armstrong #P3# #P3# #P3# 4. Election of Director - Jorge Beristain #P4# #P4# #P4# 5. Election of Director - Christina Alvord #P5# #P5# #P5# 6. Ratification of agreement to issue Options to RCF VIII #P6# #P6# #P6# 7. Approval of Equity Incentive Plan and issues of securities under it #P7# #P7# #P7# 8. Grant of STI Performance Rights to the CEO and Managing Director #P8# #P8# #P8# 9. Grant of LTI Performance Rights to the CEO and Managing Director #P9# #P9# #P9# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 27, 2025	By:	/s/ Dylan Roberts Name: Dylan Roberts
Title: Company Secretary and General Counsel